SEC FILE NUMBER
UNITED STATES	001-39412
SECURITIES AND EXCHANGE COMMISSION	CUSIP
Washington, D.C. 20549	31198V109

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fathom Holdings Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2000 Regency Parkway Drive, Suite 300
Address of Principal Executive Office (Street and Number)
Cary, North Carolina 27518
City, State and Zip Code

 PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Fathom Holdings Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the “Q1 FY2026 Form 10-Q”). The Company was unable to file its Q1 FY2026 Form 10-Q within the prescribed time period without unreasonable effort or expense because it requires additional time to complete the reporting process and prepare and review the financial statements and disclosures included in the Q1 FY2026 Form 10-Q.

The Company expects to file the Q1 FY2026 Form 10-Q within the 5 calendar day extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marco Fregenal	(888)	455-6040
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fathom Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2026	By:	/s/ Marco Fregenal
	Name:	Marco Fregenal
	Title:	President and Chief Executive Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)